Mercedes-Benz Auto Lease Trust 2016-A
Investor Report
Collection Period Ended   31-Mar-2018

Amounts in USD

Dates

Collection Period No.	25			
Collection Period (from... to)	1-Mar-2018	31-Mar-2018		
Determination Date	12-Apr-2018			
Record Date	13-Apr-2018			
Payment Date	16-Apr-2018			
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Mar-2018	16-Apr-2018	Actual/360 Days	32
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... 4/15/201	15-Mar-2018	15-Apr-2018	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	280,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	429,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	184,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	325,000,000.00	103,453,600.68	51,030,383.74	52,423,216.94	161.302206	0.157017
Class A-4 Notes	79,930,000.00	79,930,000.00	79,930,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,297,930,000.00**	**183,383,600.68**	**130,960,383.74**	**52,423,216.94**		
Overcollateralization	262,079,098.90	261,740,433.56	260,177,905.90			
Total Securitization Value	**1,560,009,098.90**	**445,124,034.24**	**391,138,289.64**			
present value of lease payments	546,777,200.24	41,535,831.31	32,850,624.31			
present value of Base Residual Value	1,013,231,898.66	403,588,202.93	358,287,665.33			

	Amount	Percentage
Initial Overcollateralization Amount	262,079,098.90	16.80%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	279,241,629.20	17.90%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	263,641,538.18	16.90%
Current Overcollateralization Amount	260,177,905.90	16.68%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.650000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.340000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	2.336600%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.520000%	131,041.23	0.403204	52,554,258.17	161.705410
Class A-4 Notes	1.690000%	112,568.08	1.408333	112,568.08	1.408333
Total		**243,609.31**		**$52,666,826.25**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,482,008,643.96**	**367,123,579.30**	**313,137,834.70**

Available 2016-A Collections	
Lease Payments Received	7,453,724.72
Net Sales Proceeds-early terminations (incl Defaulted Leases)	22,966,017.51
Net Sales Proceeds-scheduled terminations	22,588,288.16
Excess wear and tear included in Net Sales Proceeds	136,081.58
Excess mileage included in Net Sales Proceeds	397,023.57
Subtotal	**53,008,030.39**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	29,732.56
Total Available Collections	**53,037,762.95**

Distribution on the Exchange Note	
(1) Total Servicing Fee	370,936.70
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (1.70%)	520,091.74
(3) Exchange Note Principal Distributable Amount	52,146,734.51
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	0.00
Total Distribution	**53,037,762.95**

Available Funds ABS Notes	
Total Exchange Note Payments	52,666,826.25
Reserve Account Draw Amount	0.00
Total Available Funds	**52,666,826.25**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	243,609.31
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	52,423,216.94
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	0.00
Total Distribution	**52,666,826.25**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	370,936.70	370,936.70	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	243,609.31	243,609.31	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	131,041.23	131,041.23	0.00
thereof on Class A-4 Notes	112,568.08	112,568.08	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	243,609.31	243,609.31	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	52,423,216.94	52,423,216.94	0.00
Principal Distribution Amount	52,423,216.94	52,423,216.94	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,900,022.75
Reserve Fund Amount - Beginning Balance	3,900,022.75
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	2,260.32
minus Net Investment Earnings	2,260.32
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,900,022.75
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	2,260.32
Net Investment Earnings on the Exchange Note	
Collection Account	27,472.24
Investment Earnings for the Collection Period	29,732.56

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,560,009,098.90	37,427
Securitization Value beginning of Collection Period	445,124,034.24	13,885
Principal portion of lease payments	6,321,567.85	
Terminations- Early	20,262,135.37	
Terminations- Scheduled	20,016,790.44	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	7,385,250.94	
Securitization Value end of Collection Period	391,138,289.64	12,299
Pool Factor	25.07%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.27%	7.26%
Weighted Average Remaining Term (months)	23.45	5.02
Weighted Average Seasoning (months)	12.34	32.63
Aggregate Base Residual Value	1,158,924,346.82	368,710,326.51
Cumulative Turn-in Ratio		93.83%
Proportion of base prepayment assumption realized life to date		52.20%
Actual lifetime prepayment speed		0.51%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	389,019,082.60	12,234	99.46%
31-60 Days Delinquent	1,475,989.68	46	0.38%
61-90 Days Delinquent	475,892.53	14	0.12%
91-120 Days Delinquent	167,324.83	5	0.04%
Total	391,138,289.64	12,299	100.00%

Delinquency Trigger	**4.861%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.164%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	576,300.40	20	24,856,328.88	650
Liquidation Proceeds	375,330.77		17,339,129.35	
Recoveries	280,416.30		5,435,218.92	
Principal Net Credit Loss / (Gain)	(79,446.67)		2,081,980.61	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.228)%	
Prior Collection Period	0.137 %	
Second Prior Collection Period	0.373 %	
Third Prior Collection Period	0.573 %	
Four Month Average	0.214%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.133%

Average Net Credit Loss / (Gain)   3,203.05

Residual Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	47,087,876.35	1,566	786,650,934.79	24,471
Sales Proceeds and Other Payments Received	43,323,882.93		774,189,466.67	
Residual Loss / (Gain)	3,763,993.42		12,461,468.12	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	10.802%	
Prior Collection Period	6.233 %	
Second Prior Collection Period	9.161 %	
Third Prior Collection Period	4.558 %	
Four Month Average	7.689%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   0.799%

Average Residual Loss / (Gain)   509.23